UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Private Placement of Class A Ordinary Shares

On or about September 14, 2023, Waldencast plc (the “Company”) entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 14,000,000 (the “PIPE Shares”) Class A ordinary shares, par value $0.0001 each per share, of the Company (the “Class A Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million (the “PIPE Investment”). The PIPE Investment is anchored by a $50 million investment by a Beauty Ventures LLC stakeholder. The remainder of the PIPE Investors in the PIPE Investment are certain existing shareholders, certain members of the sponsor, and Michel Brousset, Founder and Chief Executive Officer and Hind Sebti, Founder and Chief Growth Officer. The Subscription Agreements relating to approximately $68 million of proceeds have been consummated, with the closings of Subscription Agreements relating to the remaining approximately $2 million expected to occur no later than following the receipt of a certain regulatory approval (the “Future Closing” and together with the closings of all other Subscription Agreements, the “Closings”) (the date on which such Closing occurs, the “Closing Date”).” A copy of the press release announcing the PIPE Investment is furnished herewith as Exhibit 99.1.
Following the Closings, the Company will have a total of 122,152,112 Class A Shares issued and outstanding. No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the PIPE Investment.

The Subscription Agreements for the PIPE Investors provide for certain lock-up restrictions. Pursuant to the lock-up restrictions, the PIPE Investors agreed not to transfer or sell, during the respective lock-up period, any (i) PIPE Shares or (ii) Class A Shares held by such PIPE Investor at or prior to the Closing Date (the “Lock-Up Shares”). For 75% of the Lock-Up Shares, the lock-up period means the period beginning on the Closing Date and ending on the one-year anniversary of the Closing Date. For 25% of the Lock-Up Shares, the lock-up period means the period beginning on the Closing Date and ending on the six-month anniversary of the Closing Date.

The PIPE Investment reflects the continued strong support of the Company’s existing investors and the confidence that this group has in the management team, the strength of the Company’s brands, and the group’s long-term strategy.

Of the net proceeds from the PIPE Investment, approximately $50 million will be used to fully repay the revolving portion of the Credit Agreement (as defined below), and the remaining proceeds from the offering will be used for general corporate purposes. By fully repaying the revolving portion of the Credit Agreement, the Company’s capital structure will be better positioned, thereby allowing the Company to pursue a goal of achieving a Net Debt to EBITDA ratio below 2x towards the end of fiscal year 2024. Achieving a less leveraged position will help enable the Company to explore brand development and acquisition opportunities to achieve its growth objectives.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, the Company is required to, as soon as practicable but no later than 60 days following the Security and Exchange Commission’s (the “SEC”) notice that the post-effective amendment filed in connection with the Company’s Registration Statement on Form F-1 (File No. 333-267053), has been declared effective, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, the Company is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies the Company that it will review the registration statement and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and (iii) two years from the date of effectiveness of the registration statement.

One of the Subscription Agreements that will be consummated at a Future Closing is terminable with no further force and effect (x) upon the mutual written agreement of the parties to such Subscription Agreement, or (y) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to such Closing Date and, as a result thereof, the transactions contemplated by such

Subscription Agreement will not be or are not consummated at such Closing Date. PJT Partners, a global, advisory-focused investment bank, acted as the Company’s independent financial advisor in connection with the PIPE Investment.

The foregoing description of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of Subscription Agreement, a copy of which is filed as Exhibit 99.2 hereto, and which is incorporated herein by reference.

Amendment to Credit Agreement

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”) and indirect subsidiary of the Company, entered into a Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), by and among the Borrower, Waldencast Partners LP (the “Parent Guarantor”), the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”).

On September 15, 2023, the Parent Guarantor and the Borrower entered into the Second Amendment to Credit Agreement (the “Amendment”) with the Administrative Agent and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023 and June 30, 2023, respectively, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to the Administrative Agent and (c) certain historical breaches of the financial covenants and (ii) amend the Credit Agreement to, among other things, modify the existing financial covenant tests. The requirement to deliver certain of the financial information described in (i) above has been extended until December 31, 2023 (the “Waiver Expiration Date”). Failure to deliver the required financial information and certain other deliverables on or prior to the Waiver Expiration Date will result in an event of default under the Credit Agreement (unless otherwise waived or extended). The Amendment: (i) extends, with certain modifications, the previously disclosed restrictions on the Borrower’s, Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) establishes a minimum liquidity covenant of $15 million, which is certified on a monthly basis (and replaces the prior liquidity covenant) and (iii) introduces additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Company elects to test the financial covenants in the same manner as prior to giving effect to the Amendment.

Following the Waiver Expiration Date, if the required financial statements have not been delivered, the Administrative Agent and the required Lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the Administrative Agent or the Lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default. A copy of the press release announcing the Amendment is furnished herewith as Exhibit 99.1.

The foregoing description of the Amendment and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of the Amendment, a copy of which is filed as Exhibit 99.3 hereto, and which is incorporated herein by reference.

Business Update

Management Team Changes and Obagi Business Outlook

The Company continues to advance the expansion of Obagi Global Holdings Limited (“Obagi”) through the incorporation of new entities and hiring an experienced team of operators to lead the brand. In recent months, the Company has appointed several seasoned operators with in-depth expertise in the beauty category who will lead the team globally and help expedite the growth of the business in South-East Asia (SEA).

•Jordan Meyer has joined as the President of Obagi, with over a decade of experience in both the beauty and pharmaceutical fields including past roles at Eli Lilly, Younique, Coty, and Capsule. Jordan brings to Obagi, deep knowledge of the medical field, beauty industry, and digital channel.
•Linda Esposito has joined as the Chief Financial Officer (“CFO”) of Obagi, with over 25 years of experience as a finance professional, having spent the last decade in the beauty and skincare industry, including CFO positions at U Beauty, Glamsquad, Kiehls (L’Oréal).
•Justin Giouzepis has joined as the Chief Marketing Officer of Obagi, with over 20 years of experience in the consumer goods sector and deep experience in eCommerce and digital marketing at L’Oréal, Henkel and Capital Brands.

To support Obagi and the group’s broader growth strategy, the Company has also made additional appointments at the group level including:

•Chris Driver, a seasoned professional with extensive global experience in consumer products, will focus on growing the Obagi brand in Vietnam in the near future, having previously served as General Manager of Thailand Consumer Products at L’Oréal in addition to various other General Manager and Commercial roles throughout the Asia Pacific region and the United Kingdom.
•Elisabeth Milan has been named General Counsel and Corporate Secretary of the Company, bringing more than a decade of legal experience to the Company having previously served as Head of Corporate and Commercial Legal at Deliveroo, as well as in a variety of roles at WeWork and several prominent law firms.

The Company continues to believe that Obagi is well positioned to expand and grow in the SEA region, which is a strategic priority for the Company due to the region’s strong consumer demand for skincare and beauty products thus creating a large addressable market for Obagi products. In connection with this restructuring, the Company is planning the re-launch of the Obagi brand in Vietnam under a new go-to-market structure, having resumed sales to customers online ahead of the brand relaunch, which is expected in the fourth quarter of 2023. Over time, the Company intends to roll out the brand throughout the south Asian Pacific (APAC) region, which represents a potential business opportunity that is approximately ten times the size of the Vietnam market.

Obagi Accounting Review

As previously disclosed, the Company has continued to review the historical accounting used by Obagi with respect to the matters described in previous announcements furnished with the SEC. In connection with such review, the Company proactively self-reported the review to the SEC. While the Company is fully cooperating with the SEC and continues to respond to requests in connection with this matter, it cannot predict when such matters will be completed or the outcome and potential impact.

Milk MakeUp Business Outlook

Milk MakeUp LLC (“Milk MakeUp”) continues to demonstrate strong performance against its strategic goals. In 2023, Milk MakeUp successfully executed two high profile launches for its new products Pore Eclipse and Odyssey Lip Oil, delivering on its strategy to grow through innovation and launches into new product categories. The Company remains confident that Milk MakeUp is well positioned to deliver on its strategy and realize the significant opportunities available in its segment.

A copy of the press release announcing the Obagi and Milk MakeUp business outlook is furnished herewith as Exhibit 99.1.

Forward-Looking Statements

Statements in this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s expectations with regard to any PIPE Investment; the expected timing of the Future Closings; the Company’s expected timing and success of its brand relaunch; the Company’s plans to expand its SEA business; and the Obagi and Milk MakeUp business outlook. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to complete the PIPE Investment, including in connection with any Future Closings, (ii) the failure to receive certain governmental and regulatory approvals, (iii) changes in general economic conditions, (iv) declines in sales against forecast, (v) the impact and the timing of the Obagi accounting review, including SEC requests related to this matter, (vi) the ability to continue to meet Nasdaq’s listing standards, (vii) the outcome of litigation related to or arising out of the PIPE investment, (viii) the risk that the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors discovers additional adjustments, (ix) the implementation of the remediation plan for the material weakness identified in the Company’s internal control over financial reporting, (x) the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner, (xi) the Company’s ability to deliver the required financial statements by the Waiver Expiration Date; (xii) the ability of the Company to deliver the required financial information to the Lenders on or prior to the Waiver Expiration Date, (xiii) whether the Lenders will exercise any of their rights to exercise any and all rights and remedies available to them under the Credit Agreement if the financials are not timely delivered, (xvi) the Borrower’s ability to obtain waivers from the Administrative Agent and the required Lenders for any continuing or future defaults or events of default, and (xv) other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022, and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated September 18, 2023
99.2	Form of Subscription Agreements
99.3
Second Amendment to Credit Agreement, dated September 15, 2023, by and among Waldencast Finco Limited, Waldencast Partners LP, the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: September 18, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer